UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41772

OIO Group

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

On March 9, 2026, ESGL Holdings Limited (NASDAQ: ESGL) announced its corporate name change from ESGL Holdings Limited to OIO Group and the change of its Nasdaq ticker symbol from “ESGL” to “OIO”, effective March 10, 2026.

Attached hereto as Exhibit 99.1 is a press release dated March 9, 2026, announcing the name and ticker symbol change.

Exhibits

Exhibit No.	Description
99.1	Press Release dated March 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OIO Group

Date: March 10, 2026	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer